UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )


Van Kampen Strategic Sector Municipal Trust
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

920943107
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(CUSIP Number)

December 31, 2001
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(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  920943107		13G	Page   2   of   6   Pages
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1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Sit Investment Associates, Inc.
	41-1404829
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
	 (a) |___|
	 (b) |_X_|
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3	SEC USE ONLY

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4	CITIZENSHIP OR PLACE OF ORGANIZATION
		State of Minnesota
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			5	SOLE VOTING POWER
				562,700
NUMBER OF		-------------------------------------------------------
SHARES     		6	SHARED VOTING POWER
BENEFICIALLY		-0-
OWNED BY		-------------------------------------------------------
EACH			7	SOLE DISPOSITIVE POWER
REPORTING			562,700
PERSON		-------------------------------------------------------
WITH			8	SHARED DISPOSITIVE POWER
				-0-
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9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		562,700
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10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
		Not Applicable
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11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
		5.21%
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12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
Sit Investment Associates, Inc. (client accounts)		IA
Sit Tax-Free Income Fund				IV
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CUSIP No. 920943107		13G		Page   3    of   6   Pages
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ITEM 1 (a)	Name of Issuer:
		Van Kampen Strategic Sector Municipal Trust

ITEM 1 (b)	Address of Issuer's Principal Executive Offices:
		Van Kampen Investments Inc.
		One Parkview Plaza
		Oakbrook Terrace, IL 60181

ITEM 2 (a)	Name of Person Filing: 	Sit Investment Associates, Inc.
Sit Investment Associates, Inc. ("SIA") is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

SIA has four subsidiaries, each of which are registered Investment
Advisers:
1. Sit Investment Fixed Income Advisors ("SIFIA")  41-1845054
2. Sit/Kim International Investment Associates, Inc. ("SKI")  36-3627319
3. Sit Fixed Income Advisors II, LLC  41-1894024
4. Sit/Kim International Investment Associates II, LLC ("SKI II")  41-1918565

SIA is the Investment Advisor for twelve mutual funds (the "Funds") which are comprised of six registered investment companies, two of which consist of series funds as listed below. SIA has the voting power and dispositive power for all securities owned by SIA and the following twelve mutual funds.

	1)  Sit Mid Cap Growth Fund, Inc.
	2)  Sit Large Cap Growth Fund, Inc.
	3)  Sit U.S. Government Securities Fund, Inc.
	4)  Sit Money Market Fund, Inc.
	Sit Mutual Funds, Inc.
	5)	Sit International Growth Fund (series A)
	6)	Sit Balanced Fund (series B)
	7)	Sit Developing Markets Growth Fund (series C)
	8)  	Sit Small Cap Growth fund (series D)
	9)  	Sit Science and Technology Growth Fund (series E)
	Sit Mutual Funds II, Inc.
	10)  	Sit Tax-Free Income Fund (series A)
	11)  	Sit Minnesota Tax-Free Income Fund (series B)
	12)  	Sit Bond Fund (series C)

Of the affiliated entities indicated above, only SIA and its affiliates (client accounts)and Sit Tax-Free Income Fund beneficially owned shares of the Issuer common stock as of December 31, 2001.

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CUSIP No. 920943107		13G		Page   4   of   6   Pages
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ITEM 2 (b)	Address of Principal Business Office or, if none, Residence:

		4600 Wells Fargo Center
		90 South Seventh Street
		Minneapolis, MN  55402

ITEM 2 (c)	Citizenship:    Minnesota Corporation

ITEM 2 (d)	Title of Class of Securities:  Common Stock

ITEM 2 (e)	CUSIP Number:    920943107

ITEM 3 (e)

(a) [    ]  Broker or Dealer registered under Section 15 of the Act
(b) [    ]  Bank as defined in section 3(a)(6) of the Act
(c) [    ]  Insurance Company as defined in section 3(a)(19) of the Act
(d) [    ]  Investment company registered under section 8 of the Investment
            Company Act
(e) [ X ]  Investment Adviser registered under section 203 of the
            Investment Advisers Act of 1940.
(f) [    ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
            1974 or Endowment Fund: see section 240.13d-1(b)(1)(ii)(F)
(g) [    ]  Parent Holding Company, in accordance with section 240.13d-
            1(b)(ii)(G) (Note :see Item 7)
(h) [    ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4	 Ownership

(a)	Amount Beneficially Owned:

Number of shares beneficially owned by each reporting person with sole voting power; and aggregate amount beneficially owned by each reporting person:

SIA and Affiliates Ownership as of 12/31/01:
	Shares
	SIA (client accounts)					307,700
	Sit Tax-Free Income Fund				255,000
	Total Shares Owned By SIA and Affiliated Entities   	562,700

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CUSIP No. 920943107		13G		Page   5  of   6  Pages
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(b)	Percent of Class:
	Outstanding as of 12/31/01:   10,807,000

	SIA and Affiliates Ownership @ 12/31/01:
	% Owned
	SIA (client accounts)					2.85%
	Sit Tax-Free Income Fund				2.36%
	Total Shares Owned By SIA and Affiliated Entities	5.21%


(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:  562,700
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of:  562,700
	(iv)	Shared power to dispose or to direct the disposition of:  0

ITEM 5 	Ownership of Five Percent or Less of a Class:  If this
statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].

ITEM 6		Ownership of More than Five Percent on Behalf of Another
Person:
		N/A

ITEM 7		Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company:
		N/A

ITEM 8		Identification and Classification of Members of the Group:
		N/A

ITEM 9		Notice of Dissolution of Group:
		N/A

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CUSIP No.  920943107		13G		Page   6   of   6   Pages
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ITEM 10	Certification
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				SIT INVESTMENT ASSOCIATES, INC.

				Date:	January 4, 2002

				By: /s/ Paul E. Rasmussen

				Title: Vice President